

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Via U.S. Mail and Facsimile: (510) 444-3580
Mr. D. Andrew Myers
President, Chief Executive Officer
Scientific Learning Corporation
300 Frank H. Ogawa Plaza, Suite 600
Oakland, California 94612-2040

> **RE:** **Scientific Learning Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 000-24547**

Dear Mr. Myers:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Larry Spirgel
Assistant Director